FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In accordance with the captioned Regulation read with SEBI circular No. CIR/CFD/CMD1/162/2019 dated December 24, 2019, we confirm that there has been no deviation / variation in the use of funds raised through Qualified Institutions Placement (QIP).

We enclose herewith the statement in the format prescribed vide the above referred SEBI Circular.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Statement of Deviation/variation in utilisation of funds raised

Name of listed entity			ICICI Bank Limited
Mode of Fund Raising			QIP
Date of Raising Funds			August 15, 2020
Amount Raised			Issue size: ₹ 150,000.0 million Net proceeds (after issue expense): ₹ 149,256.0 million
Report filed for Quarter ended			September 30, 2020
Monitoring Agency			Not applicable (N.A.)
Monitoring Agency Name, if applicable			N.A.
Is there a Deviation/Variation in use of funds raised			No
If yes, whether the same is pursuant to change in terms of a contract or objects, which was approved by the shareholders			N.A.
If Yes, Date of shareholder Approval			N.A.
Explanation for the Deviation/Variation			N.A.
Comments of the Audit Committee after review			Nil
Comments of the auditors, if any			N.A.
Objects for which funds have been raised and where there has been a deviation, in the following table:
Original Object	Modified Object, if any	Original Allocation	Modified allocation, if any	Funds Utilised	Amount of Deviation/ Variation for the quarter according to applicable object	Remarks if any
Net Proceeds of the QIP will be utilised for (i) strengthening the capital adequacy ratio of the Bank (ii) improving Bank’s competitive positioning; and/ or, (iii) general corporate requirements or any other purposes, as may be permissible under the applicable law and approved by the Board or its duly constituted committee.	N.A.	₹ 149,256.0 million	N.A.	₹ 149,256.0 million	N.A.	-
Deviation or variation could mean:
(a) Deviation in the objects or purposes for which the funds have been raised or
(b) Deviation in the amount of funds actually utilized as against what was originally disclosed or
(c) Change in terms of a contract referred to in the fund raising document i.e. prospectus, letter of offer, etc

Sd/-

Mumbai	Vishakha Mulye
October 30, 2020	Executive Director
DIN-00203578

Table of Contents

Item

1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 30, 2020	By:	/s/ Vivek Ranjan
		Name :	Vivek Ranjan
		Title :	Chief Manager